May 16, 2019

Peter Wojcik
President, Chief Executive Officer
Pharmagreen Biotech Inc.
2987 Blackbear Court, Coquitlam
British Columbia, V4E 3A2, Canada

       Re: Pharmagreen Biotech Inc.
           Amendment to Registration Statement on Form S-1
           Filed May 10, 2019
           File No. 333-230413

Dear Mr. Wojcik:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 10, 2019 letter.

Form S-1/A filed May 10, 2019

General

1. We note your response to comment 1 and we reissue it. The graphic is still illegible.
Prospectus Cover Page, page 3

2. We note your response to comment 2, and we reissue it. We note the box on the cover page of the registration statement that refers to securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415 is still checked and that the approximate date of commencement of the offering is from time to time. We also note references elsewhere in the prospectus to selling securities from time to time and in the plan of distribution to delayed delivery contracts with institutional investors. It appears
 Peter Wojcik
Pharmagreen Biotech Inc.
May 16, 2019
Page 2
         that the company is not eligible to offer the shares on a continuous or delayed basis under
         Rule 415(a)(1)(x) of Regulation C as you are not Form S-3 eligible. Please revise or advise.
3. We reissue prior comment 3. Please reconcile the fixed price on the cover page with the disclosure in the plan of distribution on page 32, which continues to state that the public offering price may be changed from time to time.
4. We reissue prior comment 5. We continue to note references to prospectus supplement or pricing supplement in the use of proceeds, plan of distribution and other sections of the prospectus. Please revise such references to refer to a post effective amendment, consistent with the undertaking in Item 512(a)(1)(iii) of Regulation S-K or advise.
Transactions with Related Persons, Promoters and Certain Control Persons, page
57

5. We note your response to comment 11 indicating that the notes to related parties have no conversion rights. Please reconcile this disclosure with the disclosure on page 48 indicating that there were convertible notes issued to related parties. In addition, as previously requested, for the debt transactions discussed in this section, please provide the information required by Item 404(a)(5) of Regulation S-K, including the largest aggregate amount of principal outstanding during the period for which disclosure is provided and the amount of principal paid during the periods for which disclosure is provided. Such information should be provided for each individual debt rather than one total aggregate for the entire amount of debt as you have provided here.
Financial Statements, page F-1

6. The financial statements should be updated, as necessary, to comply with Rule 8-08 of
         Regulation S-X at the effective date of the registration statement. Recent Sales of Unregistered Securities, page II-2

7. We note your response to comment 13. Please name the persons or identify the class of persons to whom the securities were sold, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available. See
Item 701(b) and (d) of
         Regulation S-K.
Signatures, page II-5
FirstName note your response to comment 15. Please have the registration statement signed by
8.     We LastNamePeter Wojcik
Comapanycompany's controllerBiotech Inc. accounting officer. See Instructions to Signatures of the NamePharmagreen or principal
       Form S-1.
May 16, 2019 Page 2
FirstName LastName
 Peter Wojcik
FirstName LastNamePeter Wojcik
Pharmagreen Biotech Inc.
Comapany NamePharmagreen Biotech Inc.
May 16, 2019
Page 3
May 16, 2019 Page 3
FirstName LastName
       You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure
cc:      Peter Wojcik